For Immediate Release
August 20, 2010

Manulife Financial completes Medium Term Note offering
TORONTO – Manulife Financial Corporation (the “Company”) has successfully completed its previously announced offering of $900 million principal amount of medium term notes constituting senior indebtedness, pursuant to its medium term note program.

The 4.079% notes due 2015 were issued under a pricing supplement dated August 17, 2010 to the Company’s amended and restated short form base shelf prospectus dated May 8, 2009 (amending and restating its March 30, 2009 short form base shelf prospectus) and prospectus supplement dated April 21, 2009.  Details of the offering are set out in the prospectus which is available on the SEDAR website for the Company at www.sedar.com.  The notes were offered through an agency syndicate led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc.

The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were Cdn$454 billion (US$428 billion) as at June 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: David Paterson 416-852-8899 david_paterson@manulife.com Laurie Lupton 416-852-7792 laurie_lupton@manulife.com	Investor Relations: Shad Ansari 1-800-795-9767 investor_relations@manulife.com